                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No 15)

                          2002 Target Term Trust, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    902106103
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

      (Name, Address, and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 7, 1999
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

                               (Page 1 of 4 pages)









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                                  SCHEDULE 13D
CUSIP NO. 902106103                                           Page 2 of 4 Pages
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1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Karpus Management, Inc. d/b/a Karpus Investment Management
                               I.D. # 16-1290558
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |X|
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3             SEC USE ONLY
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4             SOURCE OF FUNDS*
                                    AF
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6             CITIZENSHIP OR PLACE OF ORGANIZATION

                                    NEW YORK
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NUMBER OF                   7  SOLE VOTING POWER
SHARES                              674,650
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8  SHARED VOTING POWER
EACH
REPORTING                   ----------------------------------------------------
PERSON WITH                 9  SOLE DISPOSITIVE POWER
                                     674,650
                            ----------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     674,650
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       |_|
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      8.65%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
                                    IA
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ITEM 1   Security and Issuer
         -------------------
         Common Stock
         2002 Target Term Trust, Inc. ("TTR")
         1285 Avenue of the Americas
         New York, New York 10019
ITEM 2   Identity and Background
         -----------------------
         a) Karpus Management, Inc. d/b/a/ Karpus Investment Management
            ("KIM")
            George W. Karpus, President, Director, and controlling stockholder JoAnn VanDegriff, Vice President and Director, Sophie Karpus, Director
         b) 14 Tobey Village Office Park, Pittsford, New York  14534
         c) Principal business and occupation-Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e. fixed income investments ).
         d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
            Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
         e) During the last five years non-of the Principals or KIM has been a party to a civil proceeding as a result of
            which any of them is subject to a judgment, decree, or
            final order enjoining future violations of or prohibiting
            or mandating activities subject to, federal
            with respect to such laws.
         f) Each of the Principals is a United States citizen.
            KIM is a New York State corporation.
ITEM 3   Source and Amount of Funds or Other Considerations
         --------------------------------------------------
         KIM, an independent investment advisor, has accumulated shares of TTR on behalf of Accounts that are managed by KIM ("the
         Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such
         Accounts.
ITEM 4   Purpose of Transaction
         ----------------------
         KIM has purchased shares for investment purposes. Being
         primarily a conservative, fixed income manager, with a
         specialty focus in the closed-end fund sector, the profile of
         TTR (being a conservative investment grade fund) fit the
         investment guidelines for various Accounts.
ITEM 5   Interest in Securities of the Issuer
         ------------------------------------
         a) As of the date of this Report, KIM owns 674,650 shares which represents 8.65% of the outstanding Shares. George W. Karpus owns 1,500 shares purchased on December 13,1996 at a price of $13.625 per share. None of the other Principals or KIM presently own Shares.
         b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
         c) Open market purchases and sales for the last 60 days.
       There have been no disposition and no acquisitions, other than by such open market purchases and sales during such period.

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        DATE      SHARES   PRICE PER              DATE      SHARES    PRICE PER
                               SHARE                                      SHARE
      5/4/99        2600     14.1875            6/3/99        6000       14.125
      5/5/99         100     14.1875            6/3/99       -6000       14.125
      5/6/99        4500     14.1875           6/11/99       15200       14.125
     5/13/99        -500     14.3125           6/14/99       -1700      14.1875
     5/14/99        2500     14.1875           6/14/99        2200       14.125
     5/17/99        2800     14.1875           6/17/99        2600       14.125
     5/18/99        1800     14.1875           6/18/99        -100      14.1875
     5/19/99        1100     14.1875           6/18/99         450       14.125
     5/20/99        3300     14.1875           6/21/99        1700       14.125
                                               6/22/99        1200       14.125
                                               6/23/99        6800       14.125
                                               6/24/99        4750       14.125
                                               6/25/99        1300       14.125
                                               6/28/99        1600       14.125
                                               6/29/99       -2000      14.1875
                                               6/30/99        3700       14.125




*  The 500 from 05-13 were transferred out of our client's account.

ITEM 6            Contract, Arrangements, Understandings, or Relationships
                  --------------------------------------------------------
                  with Respect to Securities of the Issuer.
                  ----------------------------------------
                  Except as described above, there are no contracts, arrangements understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of TTR securities.

ITEM 7            Materials to be Filed as Exhibits
                  ---------------------------------
                  Not applicable.


Signature
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Karpus Management, Inc.


July 7, 1999                               By: /S/ George W. Karpus, President
------------                                   -------------------------------
    Date                                                  Signature

                                                    George W. Karpus, President
                                                    ---------------------------
                                                            Name / Title